UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

CTRIP.COM INTERNATIONAL, LTD.

(Name of Issuer)

American Depositary Shares, each representing 0.25 Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

22943F100

(CUSIP Number)

Peter Millones

Executive Vice President, General Counsel and Secretary

The Priceline Group Inc.

800 Connecticut Avenue

Norwalk, Connecticut 06854

(203) 299-8000

with a copy to:

Brian E. Hamilton, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004-2498

212-558-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 18, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22943F100

1	Names of Reporting Persons Priceline Group Treasury Company B.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,316,520*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,316,520*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,316,520*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.84**

14	Type of Reporting Person (See Instructions) CO

* Includes the 2,171,170 ADSs purchased by Purchaser pursuant to the Priceline Purchase Right and the 6,145,350 ADSs issuable upon conversion of the Convertible Note, each as described herein. See Item 5.

** Based on 35,580,723.5 outstanding Ordinary Shares, after giving effect to the transactions described in Item 4. See Item 5.

CUSIP No. 22943F100

1	Names of Reporting Persons The Priceline Group Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,316,520*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,316,520*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,316,520*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.84**

14	Type of Reporting Person (See Instructions) CO

* Includes the 2,171,170 ADSs purchased by Purchaser pursuant to the Priceline Purchase Right and the 6,145,350 ADSs issuable upon conversion of the Convertible Note, each as described herein. See Item 5.

** Based on 35,580,723.5 outstanding Ordinary Shares, after giving effect to the transactions described in Item 4. See Item 5.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the American Depositary Shares (“ADSs”), each representing 0.25 ordinary shares, par value $0.01 per share (the “Ordinary Shares”), of Ctrip.com International, Ltd., a Cayman Islands exempted company (the “Issuer”). The address of the principal executive offices of the Issuer is 99 Fu Quan Road, Shanghai 200335, People’s Republic of China.

Item 2.	Identity and Background.

This Schedule 13D is being jointly filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by The Priceline Group Inc., a Delaware corporation (“Priceline”), and Priceline Group Treasury Company B.V., a Netherlands company and an indirect wholly owned subsidiary of Priceline (“Purchaser,” and together with Priceline, the “Reporting Persons”). The address of the principal business and the principal office of Priceline is 800 Connecticut Avenue, Norwalk, Connecticut 06854. The address of the principal business and the principal office of Purchaser is Herengracht 597, Amsterdam 1017CE, Netherlands.

Priceline is the world’s leading provider of online travel and related services, provided to consumers and local partners in over 200 countries and territories through six primary brands: Booking.com, priceline.com, agoda.com, KAYAK, rentalcars.com and OpenTable. Purchaser is an indirect wholly owned subsidiary of Priceline whose principal business is managing certain cash assets of Priceline and its subsidiaries.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1, which is hereby incorporated by reference.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of the Reporting Persons are set forth on Schedule A attached hereto, which is hereby incorporated by reference.

During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Purchaser and the Issuer entered into a Convertible Note Purchase Agreement, dated as of August 7, 2014 (the “Purchase Agreement”), attached hereto as Exhibit 2, pursuant to which Purchaser subscribed for and purchased, and the Issuer issued, sold and delivered, a convertible note (the “Convertible Note”), a form of which is attached to the Purchase Agreement as Exhibit A, having an aggregate principal amount of $500,000,000.00.  The $500,000,000.00 purchase price paid for the Convertible Note pursuant to the Purchase Agreement was funded from the general working capital of Purchaser.

In connection with the purchase and sale of the Convertible Note pursuant to the Purchase Agreement, Priceline and the Issuer entered into a Standstill Agreement, dated as of August 7, 2014, as amended and restated on September 15, 2014 (the “Standstill Agreement”), attached hereto as Exhibit 3, pursuant to which, subject to the terms and conditions set forth therein, Priceline and its subsidiaries have the right, for a period of one year from the date thereof, to purchase, in whole at any single time or in part at any number of times, an aggregate number of ADSs or Ordinary Shares up to (i) ten percent (10%) of the issued and outstanding capital stock of the Issuer on an actual basis as of such time, less (ii) the cumulative maximum number of ADSs into which the Convertible Note may be converted (such right, the “Priceline Purchase Right”). As of the date of this Schedule 13D, open market purchases of ADSs totaling $134,512,474.61 have been made by Purchaser pursuant to a purchase plan established pursuant to Rule 10b5-1 under the Exchange Act (the “10b5-1 Plan”). The funds used to purchase these ADSs pursuant to the Priceline Purchase Right were obtained from the general working capital of Purchaser.

The foregoing descriptions of the Purchase Agreement, the Convertible Note, the Standstill Agreement and the 10b5-1 Plan, in each case, do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement (including the Convertible Note), which is filed as Exhibit 2 hereto and which is incorporated herein by reference, the Standstill Agreement, which is filed as Exhibit 3 hereto and which is incorporated herein by reference, and the 10b5-1 Plan, which is filed as Exhibit 4 hereto and which is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is incorporated by reference into this Item 4.

The ADSs purchased pursuant to the Priceline Purchase Right and issuable upon conversion of the Convertible Note that are beneficially owned or deemed to be beneficially owned by the Reporting Persons were acquired for investment purposes in connection with what the Reporting Persons anticipate will be a long-term commercial relationship between certain affiliates of Priceline and the Issuer.

Purchase Agreement. The Issuer and Purchaser made certain customary representations, warranties and covenants to each other in the Purchase Agreement. The Convertible Note was issued pursuant to a private placement transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), in reliance on Section 4(a)(2) of the Securities Act.

Convertible Note. Pursuant to the terms of the Convertible Note, at any time or times on or after the issuance date of August 7, 2014 until the close of business on the second business day immediately preceding the maturity date of August 7, 2019, Purchaser or any transferee of the Convertible Note is entitled to convert all or any portion (if the portion to be converted is at least $100,000,000 or such lesser amount then held thereby) of the Convertible Note into ADSs of the Issuer. The number of ADSs issuable upon conversion will equal the principal amount being converted divided by the then applicable conversion price (the “Conversion Price”). The initial Conversion Price is $81.36 per ADS, representing an initial conversion rate of 12.2907 ADSs per $1,000 principal amount of the Convertible Note, and is subject to certain adjustments for certain corporate events as specified in the Convertible Note, including, among other things, the occurrence of a make-whole fundamental change (as defined in the Convertible Note). In addition, upon the occurrence of a fundamental change (as defined in the Convertible Note), Purchaser or any transferee of the Convertible Note has the right, at its option, to require the Issuer to repurchase for cash all or any portion of the Convertible Note that is equal to at least $100,000,000 or such lesser amount then held thereby at a repurchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest. The principal amount outstanding under the Convertible Note bears interest at a rate of 1.00% per annum until maturity or such earlier or later time as the principal becomes due and payable thereunder.

Standstill Agreement. Pursuant to the Standstill Agreement, Priceline has the right to designate one non-voting observer (the “Observer”) to attend any meetings of the board of directors of the Issuer and each committee thereof for so long as (i) prior to August 7, 2015, Priceline and its subsidiaries have not transferred to any third party all or any portion of the Convertible Note or the ADSs acquired through a full conversion of the Convertible Note (nor, in the event the Note has been converted in part but not in whole, all or any portion of the ADSs into which the Convertible Note was converted), (ii) from and after August 7, 2015, Priceline and its subsidiaries beneficially own at least 6,808,878 ADSs, taking into account the ADSs into which the Convertible Note may be converted, (iii) Priceline and its subsidiaries comply in all material respects with the standstill provisions described below and certain other restrictions set forth in the agreement and (iv) the Marketing Agreement (as defined in Item 6 below) is in full force and effect and the Priceline affiliate party thereto complies in all material respects with the provisions thereof.

The Standstill Agreement, subject to certain terms and conditions set forth therein, including the Priceline Purchase Right, prohibits Priceline and its subsidiaries from engaging in certain activities without the prior written consent of the Issuer, including: (i) effecting, offering or proposing (whether publicly or otherwise) to effect, or announcing any intention to effect or cause or participating in or knowingly assisting, or voting in favor of or authorizing, encouraging or soliciting any other person to effect, offer or propose (whether publicly or otherwise) to effect or participate in (A) any acquisition of any equity securities of the Issuer (or beneficial ownership thereof) or material assets of the Issuer or any of its subsidiaries, including rights or options to acquire such ownership, (B) any tender or exchange offer, merger, consolidation, amalgamation, scheme of arrangement, or other business combination involving the Issuer or any of its subsidiaries, or (C) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer or any of its subsidiaries;

(ii) making, or in any way participating in, directly or indirectly, any “solicitation” of “proxies” (as such terms are defined in the rules of the SEC) to vote, or seeking to advise or influence any person with respect to the voting of, any voting securities of the Issuer or any of its subsidiaries; (iii) forming, joining or in any way participating in a “group” (as defined in Section 13(d)(3) of the Exchange Act) in connection with any action contemplated by any of the foregoing; (iv) otherwise acting to seek to control, influence or change the management, board of directors of the Issuer, governing instruments, shareholders, policies or affairs of the Issuer or any of its subsidiaries; (v) entering into any negotiations or arrangements with any third party, or financing any third party, with respect to any of the foregoing; or (vi) making any public disclosure inconsistent with clauses (i) through (v), or taking any action that would reasonably be expected to require the Issuer to make any public disclosure with respect to the matters set forth in clauses (i) through (v). The foregoing restrictions terminate upon the earliest to occur of (a) the consummation of a company sale (as defined in the Standstill Agreement), (b) written notice by Priceline in the event the Issuer fails to comply in all material respects with certain restrictions to which it is subject under the Standstill Agreement and the provisions therein governing Priceline’s right to appoint the Observer, (c) written notice by Priceline in the event of a material breach of the Marketing Agreement by the Issuer or (d) the mutual written consent of the Issuer and Priceline.

The foregoing descriptions of the Purchase Agreement, Convertible Note and Standstill Agreement, in each case, do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement (including the Convertible Note), which is filed as Exhibit 2 hereto and which is incorporated herein by reference, and the Standstill Agreement, which is filed as Exhibit 3 hereto and which is incorporated herein by reference.

Except as set forth in this Schedule 13D, the Reporting Persons do not have any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except to the extent prohibited by the Standstill Agreement, each Reporting Person reserves the right, in light of its ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the ADSs and/or Ordinary Shares, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to acquire additional shares of ADSs and/or Ordinary Shares in market transactions or otherwise, to dispose of ADSs and/or Ordinary Shares, and to change its plans and intentions with regard to its ownership and voting position in, and business relationships with, the Issuer, as it deems appropriate.

Item 5.	Interest in Securities of the Issuer.

(a), (b) The information set forth in or incorporated by reference in Items 3 and 4 of this Schedule 13D is incorporated by reference into this Item 5(a) and (b). The calculation of percentage of beneficial ownership of outstanding Ordinary Shares in this Item 5(a) and (b) and elsewhere in this Schedule 13D assumes there are 34,044,386 Ordinary Shares outstanding as of the date of this Schedule 13D. This figure is based on information set forth in the Purchase Agreement, in which the Issuer represented that there were 34,044,386 Ordinary Shares issued and outstanding as of July 31, 2014. In addition, as required under Rule 13d-3(d) of the Exchange Act, all ADSs issuable upon conversion of the Convertible Note were added to the 34,044,386 Ordinary Shares referred to above (after multiplying such number of ADSs by 0.25, the number of Ordinary Shares represented by each ADS) for purposes of calculating the number of outstanding Ordinary Shares, resulting in a total of 35,580,723.5 outstanding Ordinary Shares for purposes of calculating the percentage of beneficial ownership in this Item 5(a) and (b) and elsewhere in this Schedule 13D.

Each of the Reporting Persons beneficially owns or may be deemed to beneficially own, as the case may be, 8,316,520 ADSs, including the 2,171,170 ADSs purchased by Purchaser pursuant to the Priceline Purchase Right and the 6,145,350 ADSs issuable upon conversion of the Convertible Note, representing 2,079,130 Ordinary Shares or approximately 5.84% of the outstanding Ordinary Shares. Purchaser has shared voting and dispositive power with Priceline with respect to the ADSs it beneficially owns or may be deemed to beneficially own. Priceline does not directly own any ADSs or Ordinary Shares, but may be deemed to have indirect beneficial ownership of, and shared voting and dispositive power with respect to, the ADSs that Purchaser beneficially owns or may be deemed to beneficially own. Except as set forth herein, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons named in Schedule A hereto beneficially own any ADSs or Ordinary Shares.

(c) The information set forth in or incorporated by reference in Items 3 and 4 of this Schedule 13D is incorporated by reference into this Item 5(c). The following table lists all transactions in the class of securities reported during the past 60 days by the Reporting Persons pursuant to the Priceline Purchase Right, each of which was effected on the open market pursuant to the 10b5-1 Plan.

Name of Reporting Person	Trade Date	Purchased / (Sold)	Average Price per ADS ($)
Priceline Group Treasury Company B.V.	09/02/2014	200,000	67.3759
Priceline Group Treasury Company B.V.	09/03/2014	113,200	67.0063
Priceline Group Treasury Company B.V.	09/04/2014	48,000	68.6805
Priceline Group Treasury Company B.V.	09/05/2014	28,000	68.3998
Priceline Group Treasury Company B.V.	09/08/2014	46,800	68.3782
Priceline Group Treasury Company B.V.	09/09/2014	96,800	66.7311
Priceline Group Treasury Company B.V.	09/10/2014	75,300	65.3920
Priceline Group Treasury Company B.V.	09/11/2014	61,900	65.1724
Priceline Group Treasury Company B.V.	09/12/2014	51,540	64.3489
Priceline Group Treasury Company B.V.	09/15/2014	77,310	61.4678
Priceline Group Treasury Company B.V.	09/16/2014	77,310	62.0013
Priceline Group Treasury Company B.V.	09/17/2014	77,310	61.6415
Priceline Group Treasury Company B.V.	09/18/2014	77,310	61.4375
Priceline Group Treasury Company B.V.	09/19/2014	77,310	60.9811
Priceline Group Treasury Company B.V.	09/22/2014	134,800	59.2503
Priceline Group Treasury Company B.V.	09/23/2014	177,500	59.5919
Priceline Group Treasury Company B.V.	09/24/2014	77,310	60.1492
Priceline Group Treasury Company B.V.	09/25/2014	182,110	59.2257
Priceline Group Treasury Company B.V.	09/26/2014	148,410	59.4380
Priceline Group Treasury Company B.V.	09/29/2014	342,950	57.3393

Except as described in this Schedule 13D, to the best knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by either Reporting Person or any person named in Schedule A.

(d) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Schedule A has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ADSs or Ordinary Shares beneficially owned or deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

Marketing Agreement. Concurrent with the execution of the Purchase Agreement and the Standstill Agreement, on August 7, 2014, affiliates of Priceline and the Issuer entered into an amended affiliate agreement (the “Marketing Agreement”) providing for an expanded commercial relationship between Priceline and the Issuer and pursuant to which, among other things, the parties have agreed to offer their respective hotel inventory to each other on an enlarged scale with more favorable partnership terms, including an agreement to enhance promotional efforts.

Except as described in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of September 29, 2014, by and between Priceline and Purchaser.

Exhibit 2	Convertible Note Purchase Agreement, dated as of August 7, 2014, by and between the Issuer and Purchaser.

Exhibit 3	Amended and Restated Standstill Agreement, dated as of September 15, 2014, by and between the Issuer and Priceline.

Exhibit 4	Stock Purchase Plan Engagement Agreement, dated as of September 2, 2014, by and between Purchaser and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2014

THE PRICELINE GROUP INC.

/s/ Peter J. Millones
Name:	Peter J. Millones
Title:	Executive Vice President, General Counsel and Secretary

PRICELINE GROUP TREASURY COMPANY B.V.

/s/ Daniel J. Finnegan
Name:	Daniel J. Finnegan
Title:	Director

Schedule A

1.                                      The Priceline Group Inc.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Priceline are set forth below. If no business address is given, the director or executive officer is using Priceline’s business address as his or her business address: c/o The Priceline Group Inc., 800 Connecticut Avenue, Norwalk, Connecticut 06854. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Priceline. Each director and executive officer of Priceline is a citizen of the United States of America, except that Mr. Docter is a citizen of The Netherlands and Mr. Huston is a dual citizen of the United States of America and Canada.

Name	Position

Timothy M. Armstrong AOL Inc. 770 Broadway New York, NY 10003	Director; Chairman and Chief Executive Officer, AOL Inc.

Howard W. Barker, Jr.	Director; Director, Chiquita Brands International, Inc.

Jeffery H. Boyd	Chairman

Jan L. Docter	Director; Business Consultant, self-employed

Jeffrey E. Epstein Bessemer Venture Partners 535 Middlefield Rd. Suite 245 Menlo Park, CA 94025	Director; Director, Global Eagle Entertainment Inc.; Director, Shutterstock, Inc.; Operating Partner, Bessemer Venture Partners

James M. Guyette Rolls-Royce North America 1875 Explorer St. Suite 200 Reston, VA 20190	Director; Chairman, President and Chief Executive Officer, Rolls-Royce North America, Inc.; Director, Rolls-Royce plc; Chairman of the Board and Director, PrivateBancorp Inc.

Darren R. Huston	Director, President and Chief Executive Officer; Chief Executive Officer, Booking.com

Nancy B. Peretsman Allen & Company 711 Fifth Avenue, 9th Floor New York, NY 10022	Director; Managing Director, Allen & Company LLC Allen & Company 711 Fifth Avenue, 9th Floor New York, NY 10022

Thomas E. Rothman TriStar Productions 10202 West Washington Blvd. Crawford Building Culver City, CA 90232	Director; Chairman, TriStar Productions

Craig W. Rydin	Director; Operating Partner, LNK Partners; Director, Au Bon Pain; Director, Philips-Van Heusen

Daniel J. Finnegan	Senior Vice President, Chief Financial Officer and Chief Accounting Officer

Glenn D. Fogel	Head of Worldwide Strategy and Planning and Executive Vice President of Corporate Development

Peter J. Millones	Executive Vice President, General Counsel and Secretary

Christopher L. Soder	Chief Executive Officer, priceline.com

2.                                      Priceline Group Treasury Company B.V.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Purchaser are set forth below. If no business address is given, the director or executive officer is using Purchaser’s business address as his or her business address: c/o Priceline Group Treasury Company B.V., Herengracht 597, Amsterdam 1017CE, Netherlands. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Purchaser. Mr. Bisserier is a citizen of France; Mr. Finnegan is a citizen of the United States of America; Mr. Huston is a dual citizen of the United States of America and Canada; and Mr. Prakke and Ms. Tans are citizens of The Netherlands.

Name	Position

Olivier Bisserier	Director; Chief Financial Officer, Booking.com

Daniel J. Finnegan 800 Connecticut Avenue Norwalk, CT 06584	Director; Senior Vice President, Chief Financial Officer and Chief Accounting Officer, The Priceline Group Inc.

Darren Huston	Director; Director, Chief Executive Officer and President, The Priceline Group Inc.; Chief Executive Officer, Booking.com

Rutger Prakke	Director; General Counsel, Booking.com

Gillian Tans	Director; Chief Operating Officer, Booking.com

EXHIBIT INDEX

Index No.

Exhibit 1	Joint Filing Agreement, dated as of September 29, 2014, by and between Priceline and Purchaser.

Exhibit 2	Convertible Note Purchase Agreement, dated as of August 7, 2014, by and between the Issuer and Purchaser.

Exhibit 3	Amended and Restated Standstill Agreement, dated as of September 15, 2014, by and between the Issuer and Priceline.

Exhibit 4	Stock Purchase Plan Engagement Agreement, dated as of September 2, 2014, by and between Purchaser and Merrill Lynch, Pierce, Fenner & Smith Incorporated.